Exhibit 2

Westpac Banking Corporation ABN 33 007 457 141
Group Secretariat
Level 25, 60 Martin Place
SYDNEY NSW 2000
AUSTRALIA
Telephone:	(61 2) 9216 0390
Facsimile:	(61 2) 9226 1888

11 July 2005

Company Announcements Platform

Australian Stock Exchange Limited

20 Bridge Street

SYDNEY  NSW  2000

Dear Sir/Madam

Issue of shares pursuant to Exchange of NZ Class Shares

On 5 May 2005, Westpac Banking Corporation (“Westpac”) announced its decision to exercise its right to exchange NZ Class Shares for Westpac ordinary shares. As contemplated by this announcement, on 11 July 2005, Westpac exchanged each NZ Class Share on issue for one ordinary share in Westpac.

The ordinary shares issued as a result of the exchange, will be held on Westpac’s New Zealand branch register to enable those shares to be traded on the New Zealand Stock Market under issuer code “WBC”. The New Zealand branch register forms part of Westpac’s main register of holders of ordinary shares.

The details of ordinary shares issued today are set out below. Additional details relating to the issue are set out in Appendix 3B which has also been lodged today with the ASX.

Number	Allotment Date	Ranking
52,567,131	NZ Class Shares Exchange 11 July 2005	Rank equally

Paid up and quoted capital: 1,866,281,344 fully paid ordinary shares.  (including the new issue)

Yours faithfully,

Emma Lawler

Head of Group Secretariat